Exhibit 21.1


The Company has the following subsidiaries:

     Alford Logistical Services, Inc., a Texas corporation Thermix Corporation, a Texas corporation
     Specialty Processing Corporation, a Texas corporation Alford Terminal Warehouses, Inc., a Texas corporation Alford Distribution Services, Inc., a Texas corporation Cadiz Properties, Inc., a Texas corporation
     La Porte Properties, LLC, a Texas limited liability company